                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 1)

                          Capsule Communications, Inc.
                                (Name of Issuer)

                    Common Stock; Par Value $0.001 per share
                         (Title of Class of Securities)

                                    90337P10
                                 (CUSIP Number)

                    Startec Global Communications Corporation
                         Attn: Yolanda Stefanou Faerber,
               Senior Vice President, General Counsel & Secretary
                             1151 Seven Locks Road
                            Potomac, Maryland 20854
                                 (301) 610-4384

                                 With a copy to:

                            Wm. David Chalk, Esquire
                      Piper, Marbury, Rudnick, & Wolfe LLP
                                 6225 Smith Ave.
                               Baltimore, MD 21209
                                 (410) 580-4120
  (Name, address, and telephone number of person authorized to receive notices)

                                February 22, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

                               (Page 1 of 5 Pages)

---------------------------                         ----------------------------
CUSIP No.  90337P10                   13D              Page 2 of 5 Pages
---------------------------                         ----------------------------

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS:    Startec Global Communications Corporation

        IRS IDENTIFICATION NO OF ABOVE
        PERSONS (ENTITIES ONLY):
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*          (a)  [X]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*                                  OO (See Item 3)

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware
--------------------------------------------------------------------------------
                 NUMBER OF                    7  SOLE VOTING POWER         -0-
                   SHARES                  -------------------------------------
                BENEFICIALLY                  8  SHARED VOTING POWER       -0-
                  OWNED BY                 -------------------------------------
                    EACH                      9  SOLE DISPOSITIVE POWER    -0-
                 REPORTING                 -------------------------------------
                PERSON WITH:                 10  SHARED DISPOSITIVE POWER  -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH            -0- (See Item 5)
         REPORTING PERSON
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       0% (See Item 5)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*                                      CO

--------------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No.  90337P10                   13D              Page 3 of 5 Pages
---------------------------                         ----------------------------

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS:                  Stars Acquisition Corp.

        IRS IDENTIFICATION NO OF ABOVE
        PERSONS (ENTITIES ONLY):
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*          (a)  [X]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*                                  OO (See Item 3)

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware
--------------------------------------------------------------------------------
                 NUMBER OF                    7  SOLE VOTING POWER         -0-
                   SHARES                  -------------------------------------
                BENEFICIALLY                  8  SHARED VOTING POWER       -0-
                  OWNED BY                 -------------------------------------
                    EACH                      9  SOLE DISPOSITIVE POWER    -0-
                 REPORTING                 -------------------------------------
                PERSON WITH:                 10  SHARED DISPOSITIVE POWER  -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH            -0- (See Item 5)
         REPORTING PERSON
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       0% (See Item 5)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*                                      CO

--------------------------------------------------------------------------------

         This Amendment No. 1 amends and supplements the Schedule 13D originally filed on November 13, 2000 (the "SCHEDULE 13D") by Startec Global Communications Corporation and Stars Acquisition Corp. with respect to the shares of common stock, $0.001 par value per share, of Capsule Communications, Inc. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 3:

         As permitted under the Merger Agreement, Startec subsequently delivered written notice to Capsule stating that Capsule was in breach of the Merger Agreement and had 30 days to cure such breach. Since the breach was not cured by Capsule within the allotted time, the Merger Agreement terminated on February 22, 2001. By their terms, the Voting Agreements terminated upon the termination of the Merger Agreement.

ITEM 4.  PURPOSE OF TRANSACTION

         The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph to the end of such Item 4:

         The Merger Agreement terminated on February 22, 2001. By their terms, the Voting Agreements terminated upon the termination of the Merger Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

         As described in Item 3, the Voting Agreements terminated immediately upon termination of the Merger Agreement. Accordingly, as of February 22, 2001, each Reporting Person disclaims any ownership interest, beneficial or otherwise, with respect to any securities of Capsule. Therefore, as of the date of this filing, neither Reporting Person is required under Section 13 of the Exchange Act to file reports with respect to Capsule's common stock based on its current holdings.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating by reference at the end of such Item 6 the paragraph set forth in Item 4 hereof which amends and supplements the response to Item 4 of the Schedule 13D.



                               (Page 4 of 5 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 21, 2001                  Startec Global Communications Corporation


                                       /s/  YOLANDA STEFANOU FAERBER
                                       -----------------------------------------
                                       By:      Yolanda Stefanou Faerber
                                       Title:   Senior Vice  President,
                                                General Counsel and Secretary




Date:  March 21, 2001                  Stars Acquisition Corp.


                                       /s/  YOLANDA STEFANOU FAERBER
                                       -----------------------------------------
                                       By:      Yolanda Stefanou Faerber
                                       Title:   Secretary












                               (Page 5 of 5 Pages)